                                                                  EXHIBIT (A)(4)



                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                  ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER


DURANGO, COLORADO (May 3, 2000): ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. (NASDAQ/NMS: RMCF) today announced the preliminary results of its tender offer to purchase shares of its common stock, which expired at 5:00 P.M., New York City time, on Monday, May 1, 2000.

Based on a preliminary count by American Securities Transfer & Trust, Inc., the depositary for the tender offer, 669,096 shares of the Company's common stock were validly tendered and not withdrawn prior to the expiration of the offer, 447,700 of which the Company expects to purchase at the offer price of $6.25 per share. The Company has been informed by the depositary that the preliminary proration factor for the offer was approximately 66.91 percent, but the final results of the proration may not be available for several days. The determination of the actual proration factor is subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

The Company commenced the tender offer for up to 400,000 shares of its common stock on March 21, 2000. Under applicable regulations of the Securities and Exchange Commission, the Company may also purchase pursuant to the tender offer an additional amount of its common shares not to exceed 2 percent of outstanding shares without amending or extending the offer, and it has elected to purchase 47,700 additional shares.

As noted in the Company's Offer to Purchase, the Company may in the future purchase additional shares in the open market, in private transactions, tender offers or otherwise. Under applicable securities laws, the Company may not repurchase any shares of its common stock until after May 15, 2000. Any future purchases by the Company will depend on many factors, including the market price of the shares, the final results of the tender offer, the Company's business and financial position and general economic and market conditions.

Payment for shares accepted in the tender offer and the return of shares not accepted for purchase will be made by American Securities Transfer & Trust, Inc. promptly following its determination of the final results of the proration. Upon completion of its purchase of shares through the tender offer, the Company will have 1,939,179 shares of common stock outstanding, or approximately 18.75 percent fewer shares than were outstanding at the commencement of the offer.

For further information, contact Bryan J. Merryman, COO/CFO (970) 259-0554.